[Air Methods Corporation Letterhead]

January 29, 2010

By UPS overnight delivery

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
Attn:      Amanda Ravitz – Branch Chief- Legal

Re:	Air Methods Corporation
Form S-3
Filed December 3, 2009
File No. 333-163467

Dear Ms. Ravitz:

We are in receipt of your comment letter dated December 30, 2009 with regard to the Company’s Registration Statement on Form S-3 filed on December 3, 2009.  Earlier today, we filed a Pre-Effective Amendment No. 1 to this Registration Statement that we believe was fully responsive to your comment letter.  As a courtesy, a copy of this Pre-Effective Amendment is enclosed, marked to show the changes from the original Registration Statement.

The Company acknowledges that it is (a) responsible for the adequacy and accuracy of the disclosure in the filing, (b) that Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and (c) that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your consideration of these matters.  If you have any questions, please feel free to contact me at (303) 792-7591.

Regards,

/s/ Trent J. Carman

Trent J. Carman
Chief Financial Officer

Enclosures

CC:	Crystal L. Gordon, Davis Graham and Stubbs LLP
Peter H. Schwartz, Davis Graham and Stubbs LLP